ORRICK

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ORRICK, HERRINGTON & SUTCLIFFE LLP
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Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

March 11, 2004



*VIA CERTIFIED MAIL*
*RETURN RECEIPT REQUESTED*

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549



Re: Flughafen Wien A.G. (the "Company")
File No. 82-3907

Dear Sir or Madam:

Attached hereto is a press release by the Company, which has been published by the Company since our last submission of February 26, 2004.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative



Enclosure

dlw 3/17

DOCSNY1:873244.1
13141-2 JG9

FILE NO.
82-3907

# Press Information

**Vienna International Airport:**
**Two-digit growth in traffic for February**

The development of traffic at Vienna International Airport was unusually strong during February, with two-digit growth recorded in all segments. The number of passengers rose 16.2% to a total of 918,373, and transfers grew by an impressive 20.0%. Flight movements increased 12.7%, and maximum take-off weight (MTOW) 13.9%. Cargo showed solid development with a plus of 14.1%.

Strong growth was also recorded in long-haul flights. Flights to the USA carried 22.7% more passengers, while the comparable figure for the Far East was 6.7%. Traffic to the Near and Middle East increased 28.8%. Growth of 20.0% in the number of passengers travelling to Eastern Europe underscores the importance of Vienna International Airport as an East-West hub.

Over the first two months of 2004 the number of passengers increased by 13.5%. The share of transfer passengers increased by 13.4%. Maximum Take Off Weight rose by 10.3%, flight movements by 10.2% and cargo by 9.9%.

| | February 2004 | Change in % | January to February 2004 | Change in % |
|---|---|---|---|---|
| Passengers: | 918,373 | +16.2 | 1,825,117 | +13.5 |
| Transfer passengers: | 332,558 | +20.0 | 661,984 | +13.4 |
| Maximum Take Off Weight (in tonnes): | 423,633 | +13.9 | 858,706 | +10.3 |
| Flight movements (arrival + departure): | 15,967 | +12.7 | 32,303 | +10.2 |
| Cargo in tonnes (air cargo and trucking): | 14,911 | +14.1 | 27,943 | +9.9 |

For additional information contact: Hans Mayer (+43-1-)7007-23000

08/04 ... M/MY ... 11. March 2004